Exhibit 99.4

Serbest Muhasebeci Maslak No1 Plaza Eski Büyükdere Caddesi Maslak Mahallesi No:1 Tel: +90 (212) 366 60 00 Fax: +90 (212) 366 60 10 www.deloitte.com.tr Mersis No :0291001097600016 Ticari Sicil No: 304099 (CONVENIENCE TRANSLATION OF ORIGINALLY ISSUED IN TURKISH) To the General Assembly of D-1) Opinion As we have audited the full set consolidated financial statements of D-Market Elektronik Hizmetler ve 01/01/2025 31/12/2025, we have also audited the annual report for the same period. respects and are consistent with the full set audited consolidated financial statements and the information obtained from our audit. 2) Basis for Opinion part of Turkish Auditing Standards published by the Public Oversight Accounting and Auditing Standards Responsibilities of the Independent Auditor on the Independent Audit of the Annual Report in detail. We declare that we are independent from the Group in accordance with the Code of Ethics for Independent Auditors (including Independence Standards) fulfilled other responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. 3) period between 01/01/2025 28 August 2026. Deloitte refers to is a separate legal entity and a member of DTTL. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more about. 26. For information, contact Deloitte Touche Tohmatsu Limited.

4) Other Matters expressed an unmodified opinion. 5) a) Preparing the annual report within the three months following the reporting date and presenting it to the General Assembly, b) performance accurately, completely, directly and fairly. In this report, the consolidated financial position is assessed in accordance with the consolidated financial c) The annual report also includes the matters stated below: - the financial year ends, - - The compensation paid to key management personnel and members of Board of Directors including financial benefits such as salaries, bonuses and premiums, allowances, travelling, accommodation and representation expenses, in cash and kind facilities, insurances and other similar guarantees. The Board of Directors also considers the secondary regulations prepared by the Ministry of Trade and related institutions while preparing the annual report.

6) Responsibilities of the Independent Auditor on the Independent Audit of the Annual Report consolidated financial information in the annual report within the scope of the provisions of the TCC are fairly presented and consistent with the information obtained from our audit. We conducted our audit in accordance with the SIA. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the respects, and are consistent with the full set audited consolidated financial statements and the information obtained from our audit. .. Member of DELOITTE TOUCHE TOHMATSU LIMITED Okan Öz Partner 23 September 2026

1 D-MARKET 2025 ANNUAL ACTIVITY REPORT Dear Shareholders, We hereby submit for your review and approval the Board of Directors' report containing the results of operations for the fiscal period from January 1, 2025, to December 31, 2025 ( 2025 Fiscal Period ). In this Activity Report ( Report -Market ( Company Group shall be referred to. 1. GENERAL INFORMATION Company Corporate Title : D-Trade Registry Number : 436165-0 Registered Office Address : stanbul Website : https://kurumsal.hepsiburada.com/tr/ 1.1. Our Scope of Activity The Company was established in April 2000 and offers a wide range of products in various categories, including electronic and non-electronic categories (such as books, sports, toys, children's and baby products, cosmetics, furniture, etc.), through its retail website www.hepsiburada.com. As of December 31, 2025, the ultimate controlling parent of D- is Joint Stock Company Kaspi.kz Kaspi On July 6, 2021, the Company completed the initial public offering of 65,251,000 shares represented by 65,251,000 American Depositary Shares ( ADS ) at a price of USD 12 per ADS on the Nasdaq Stock Exchange in the United States. The ADSs began trading on the Nasdaq Global Select Market under the 1.2. Statements Regarding Capital Structure, Changes During the Fiscal Period, Privileged Shares and Voting Rights controlling shareholders at that time and Kaspi, the change of control transaction was completed on January 29, 2025. As of this date, Kaspi became the controlling shareholder of the Company, and Family did not retain any shareholding in the Company. Following the change of control, amendments to the articles of association were approved at the Extraordinary General Assembly of January 31, 2025. As of March 4, 2025 (i.e., the date of registration of change of control) ed of 325,998,290 issued shares, with each share granting one voting right to its holder. On November 17, 2025, Kaspi acquired 10,000,000 shares from TurkCommerce B.V.. On the same day of November 17, 2025, amount of TRY 4,171,960,010.85. Out of this amount, TRY 7,168,458.80 was paid to the Company as share capital, and TRY 4,164,791,552.05 was paid as emission premium. Nominal share capital was increased from TRY 65,199,658 (325,998,290 shares) to TRY 72,368,116.80 (361,840,584 shares). Kaspi subscribed to buy a total of 35,842,294 shares. The capital increase was registered with the Istanbul Trade Registry and announced on December 23, 2025.

2 On January 9, 2026, Kaspi acquired 32,885,686 shares from TurkCommerce B.V.. On December 31, 2025, Kaspi owned 71.60% of the total issued share capital of the Company with .. This percentage excludes acquisition of ADSs by Kaspi from public portion. This is because, the ownership of shares into form of entire ADSs belongs to The Bank of New York Mellon and daily trading activities by investors of ADS purchase and sales from the market does not When taking into account ADSs, the beneficial ownership of Kaspi in our Company reached 75% as of December 31, 2025. As of the date of this Activity Report, Kaspi controls our Company with an ownership of 83.87% of the total issued share capital owning a total of 363,402,700 shares out of 433,269,084 issued Company shares. This percentage excludes acquisition of ADSs by Kaspi from public portion. This is because, the ownership of shares into form of entire ADSs belongs to The Bank of New York Mellon and daily trading activities by investors of ADS purchase and sales from the market does not have any effect on When taking into account ADSs, (including the treasury shares), the beneficial ownership of Kaspi in our Company reaches 92.52% as of the date of this Activity Report. 1.3. Shareholding Structure As of December 31, 2025 the capital and shareholding structure of our Company is as follows: Shareholder Number of Shares Nominal Value of Shares Share Percentage Joint Stock Company Kaspi.kz 259,088,514 TRY 51,817,702.80 71.60%* The Bank of New York Mellon 65,251,000 TRY 13,050,200.00 18.03% TurkCommerce B.V. 32,885,686 TRY 6,577,137.20 9.09% D-Market Elektronik Hizmetler 4,615,384 TRY 923,076.80 1.28% Total 361,840,584 TRY 72,368,116.80 100.00% * This percentage is the ownership of shares. When taking into account ADSs acquired from the public float, the beneficial ownership of Kaspi reached 75%. As of the publication date of this Annual Report, the current capital and shareholding structure of our Company is as follows: Shareholder Number of Shares Nominal Value of Shares Share Percentage Joint Stock Company Kaspi.kz 363,402,700 TRY 72,680,540 83.87%* The Bank of New York Mellon 65,251,000 TRY 13,050,200 15.06% D-Market Elektronik Hizmetler 4,615,384 TRY 923,076.80 1.07% Total 433,269,084 TRY 86,653,816.80 100.00% * This percentage is the ownership of shares. When taking into account ADSs acquired from the public float, and when the treasury shares are treated as outstanding, the beneficial ownership of Kaspi reaches 92.52%.

3 1.4. Board of Directors, Senior Management, and Number of Employees a. Board of Directors As of December 31, 2025, there are 9 members of the Board of Directors. The names and titles of the Board of Directors members are as follows: Board of Directors dated 31 December 2025 Name Title Mikheil Lomtadze Chairman of the Board of Directors Yuri Didenko Vice Chairman of the Board of Directors Sandro Berdzenishvili Board Member Pavel Mironov Board Member Tengiz Mosidze Board Member Erman Kalkandelen* Board Member Independent Member Independent Member Stefan Gross-Selbeck Independent Member * Within the scope of the Share Purchase Agreements signed between TurkCommerce B.V. and Kaspi; first, with share in the Company decreased to 32,885,686 shares, and subsequently, with the sale of all remaining 32,885,686 shares to Kaspi on January 5, 2026, all shares were transferred, leaving TurkCommerce B.V. with no remaining shareholding following these share transfers. Due to Erman Kalkandelen being the representative of TurkCommerce B.V., his Board of Directors membership has come to an end. As of the date of publication of this Annual Report, the Company has 8 members on its Board of Directors. The names of the members of the Board of Directors and their respective titles are as follows: Board of Directors as of the Date of This Annual Report Name Title Mikheil Lomtadze Chairman of the Board of Directors Yuri Didenko Vice Chairman of the Board of Directors Sandro Berdzenishvili Board Member Pavel Mironov Board Member Tengiz Mosidze Board Member Independent Member Independent Member Stefan Gross-Selbeck Independent Member b. Senior Management As of December 31, 2025, the names and titles of the Company Senior Management are listed below: 2025 Senior Management Name Title Nilhan Onal Gökçetekin General Manager (CEO) Chief Financial Officer (CFO) Hepsiburada Logistics Group General Manager (Hepsiburada Logistics Group CEO) Ender Özgün Chief Commercial Officer (CCO) Alexey Shevenkov Technology Group Head (CTO) General Counsel and Secretary of the Board of Directors

4 The names and titles of the Company Senior Management as of the date of publication of this Annual Report are listed below: Senior Management as of the Date of This Annual Report Name Title Ender Özgün* General Manager (CEO) Chief Financial Officer (CFO) * Hepsiburada Logistics Group General Manager (Hepsiburada Logistics Group CEO) Alexey Shevenkov Technology Group Head (CTO) General Counsel and Secretary of the Board of Directors *As of July 1, 2026, Ender Özgün was appointed as the new CEO of the Company, succeeding Nilhan Gökçetekin, to our Chairman of the Board of Directors. c. Number of Employees As of December 31, 2025, there are 3611 employees within the Group. 1.5. Auditors Deloitte TR appointed as the independent audit firm for the accounting period of January 1, 2025 December 31, 2025 at the Ordinary General Assembly meeting held on September 15, 2025. During this accounting period, Deloitte TR conducted the financial audit within the framework of Turkish auditing standards. On November 20, 2025, the Audit Committee approved the appointment Deloitte KZ -based independent registered public accounting firm, for the year ended December 31, 2025, in line with the audit of the Company under PCAOB standards. During this accounting period, Deloitte KZ conducted both the financial audit and SOX compliance audit. The effectiveness of the external audit process depends on defining appropriate audit risk at the beginning of the audit cycle. External auditors share a detailed audit plan, including the evaluation of these core risks, in a meeting held with the participation of the Chief Financial Officer (CFO) and the Budgeting & Reporting Director. The key audit matter for the reporting period consists of revenue recognition. Meetings are organized with the internal auditor and their team on key audit matters throughout the audit process. Upon completion of the audit work, the auditor shares critical audit matters, the audit procedures performed on these matters, and the results of the audit work in meetings held with the Chief Financial Officer and the Audit Committee of the Board of Directors. 1.6. Prohibition on Entering into Transactions with the Company During the 2025 fiscal year, there were no transactions or activities subject to the prohibition on entering into transactions with the Company by members of the Board of Directors, either on their own behalf or on behalf of others. 2. FINANCIAL BENEFITS PROVIDED TO MEMBERS OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT 2.1. The total amount of financial benefits such as attendance fee, salary, premium, bonus and share profit All rights, benefits, and remuneration provided to members of the Board of Directors are determined

5 independent members of the Board of Directors. The total amount of financial benefits such as salaries, bonuses, share-based payments, health insurance, communication, and transportation provided by the Group to its senior management, consisting of members of the Board of Directors, General Managers, Group Presidents, and directors, is presented in Note 26 Related Party Disclosures in the footnotes to the consolidated financial statements prepared in accordance with Turkish Accounting Standards/Turkish Fina TAS/TFRS December 31, 2025. 2.2. Information regarding the total amounts of allowances, travel, accommodation, and representation expenses, as well as in-kind and cash benefits, insurance, and similar guarantees senior management consist of salaries, premiums, and other short-term benefits paid to members of the Board of Directors and senior management (general manager and directors). The amounts for the years ended on December 31, 2025, and December 31, 2024 are as follows: 2025 2024 Short-term benefits TRY 1,442,445 thousand TRY 1,321,469 thousand Short-term benefits provided to senior management for the year 2025 include equity-settled share-based payments totaling TRY 216,074 thousand (2024: TRY 235,534 thousand and 2023: TRY 201,079 thousand) equity-settled share-based payments. 3. THE COMPANY'S RESEARCH AND DEVELOPMENT ACTIVITIES The Group's website and application development costs for 2025 amount to TRY 1,786,047 thousand. The Group's research and development activities are conducted at two R&D centers located in Istanbul, approved by the Ministry of Industry and Technology of the Republic of Türkiye. Additionally, HepsiJet and HepsiPay each have their own R&D centers. With a customer-centric philosophy, the Group is continuing to develop projects focused on various areas such as artificial intelligence applications, big data management, smart catalog management, recommendation engines, search engines, dynamic content management, logistics, warehouse management, advertising, payment solutions, fraud prevention, and smart communication. In addition to existing brands and trademarks under application, the copyrights of components such as design, code, content, visuals, software integration, and interfaces of the website and mobile application are protected under relevant regulations. As of December 31, 2025, D-Market has 3 registered patents and 18 pending applications in Türkiye. There are also 4 registered patents and 8 pending applications as HepsiJet. Additionally, there is 1 patent application as HepsiPay. As of December 31, 2025, there are 747 Group employees in technology operations and 59 different product functions working on a specific technological product. Research and development centers, in collaboration with leading universities in Türkiye, make the Group attractive for technological capabilities and engineers. 4. COMPANY ACTIVITIES AND SIGNIFICANT DEVELOPMENTS RELATED TO ACTIVITIES 4.1. Information on investments made by the Company during the relevant fiscal period The Group made fixed asset purchases totaling TRY 355,469 thousand in 2025 and incurred total special expense costs of TRY 70,594 thousand under warehouse renovations and warehouse investments. The total purchase price for the software and rights acquired by the Group is TRY 201,142 thousand.

6 4.2. Information on the Company's internal control system and internal audit activities, along with the management body's views on the matter The Company has structured its internal control system to cover all core activities, including financial reporting, information systems, and operational processes. The internal control system consists of processes, controls, and monitoring mechanisms aimed at the timely identification, prevention, and effective management of risks. This structure contributes not only to compliance with legislation but also to the efficient use of resources and process efficiency. The internal control environment is periodically reviewed in line with the company's risk profile and changing conditions; assessments of the design and operation of controls are carried out in cooperation with the relevant business units. In this context, the reliability of controls related to financial reporting processes and the integrity of information system applications are among the priority areas. The internal audit function operates independently and impartially, assessing the adequacy and effectiveness of controls within the framework of risk-based annual audit plans. Audit results are shared with the Audit Committee and executives; actions taken on findings are monitored and results are reported regularly. 4.3. Information regarding the Company's direct or indirect subsidiaries and share rates i. D-Fast - Shareholder Number of Shares Nominal Value of Shares Share Percentage D-Market Elektronik 222,329,299 TRY 222,329,299 100.00% Total 222,329,299 TRY 222,329,299 100.00% D-Fast, established on February 26, 2016, is a cargo and logistics company providing last-mile delivery services to customers of Hepsiburada and other e-commerce websites it has agreements with. As of December 31, 2025, D-Fast operates in 81 provinces. ii. D-Ödeme - Shareholder Number of Shares Nominal Value of Shares Share Percentage D-Market Elektronik 1,557,791,613 1,557,791,613 TL 100.00% Total 1,557,791,613 1,557,791,613 TL 100.00% D-Ödeme was established on June 4, 2015, and provides payment services and e-money services. D-Ödeme obtained an operating license from the Banking Regulation and Supervision Agency as of February 20, 2016. D-Ödeme carried out its first payment service transaction on June 15, 2016. D-Ödeme launched the HepsiPay wallet, a digital wallet product integrated into the Hepsiburada platform, for customer use in June 2021. D-customers to make payments using the balances in their e-money accounts and registered cards.

7 iii. Hepsi Finansal Shareholder Number of Shares Nominal Value of Shares Share Percentage D-Market Elektronik 1,050,000,000 1,050,000,000 TL 100.00% Total 1,050,000,000 1,050,000,000 TL 100.00% financial technology operations and aims to offer financial solutions to Hepsiburada customers. Hepsi Finansal is the parent company of Doruk Finansman A iv. Shareholder Number of Shares Nominal Value of Shares Share Percentage Hepsi Finansal 610,000 TRY 610,000,000 100.00% Total 610,000 TRY 610,000,000 100.00% As announced in the Turkish Trade Registry Gazette dated January 9, 2023 and numbered 10743, Doruk Since the beginning of 2024, loan (consumer financing) services to Hepsiburada customers for purchases made through the Hepsiburada platform. At the same time, collection activities continue in respect of the portfolio v. to the resolution of the Ordinary General Assembly dated December 30, 2025. The call notices to creditors of the company were published in the Turkish Trade Registry Gazette dated December 30, 2025, No. 11490; dated January 7, 2026, No. 11495; and dated January 15, 2026, No. 11501. The statutory three-month waiting period following the publication date of the third notice has been completed. On June 29, 2026, the final liquidation general assembly meeting was held. The relevant resolution was registered on June 30, 2026, and the company was deregistered from the trade registry. vi. Hepsiburada Global B.V.: Shareholder Number of Shares Nominal Value of Shares Share Percentage D-Market Elektronik 1,000,000 EUR 1,000,000 100.00 % Total 1,000,000 EUR 1,000,000 100.00 Hepsiburada Global B.V. was established in the Netherlands on July 28, 2023, with a total issued capital of 1,000,000 Euro. Hepsiburada Global B.V. aimed to facilitate the integration of Hepsiburada's European payment solutions and marketplaces.

8 At the General Assembly meeting of Hepsiburada Global B.V. held on August 7, 2026, the financial statements for prior years were approved. A resolution was adopted regarding the liquidation of Hepsiburada Global B.V. The liquidation process remains ongoing as of the date of this Report. 4.4. Information regarding the The Company entered into an agreement with TurkCommerce B.V. Pursuant to this agreement, the Company acquired 4,615,384 Class B ordinary Company shares from TurkCommerce B.V. for a total consideration of US$5,732,306.93, corresponding to a price of US$1.242 per share. The share purchase price was paid by (i) offsetting the settlement contribution amount of US$3,975,000 owed by TurkCommerce B.V. to the Company under the preliminary protocol signed between the parties in December 2022. 4.5. Statements regarding private audits and public audits conducted during the fiscal period In February 2024 for D-Ödeme and in March 2024 for D-Fast, the Group received notification from the Turkish tax authority regarding the initiation of a tax audit concerning corporate income tax and VAT for the 2022 financial year. As of the date of approval of these financial statements, the tax audits and the submission of the requested information to the tax authority are ongoing and nearing completion. The Group management and its tax advisors consider the aforementioned audits to be routine and customary. 4.6. Information regarding lawsuits filed against the Company which may threaten the Company's financial position and operations and possible outcomes of these lawsuits Except for the lawsuits disclosed in Note 14 to the consolidated financial statements prepared in accordance with TAS/TFRS for the fiscal period ended December 31, 2025, no lawsuits exist that could affect the Company's financial position and operations. 4.7. Statements regarding administrative or judicial sanctions imposed on the Company and the members of Board of Directors in relation to practices against legislation There are no significant administrative or judicial sanctions imposed on the Group and members of the Board of Directors in relation to practices against legislation. More detailed information is provided in Note 15 of the footnotes of the consolidated financial statements prepared in accordance with TAS/TFRS for the fiscal period ending December 31, 2025. 4.8. Information and evaluations regarding whether the targets set in previous periods were achieved, whether the decisions of the general assembly were implemented, and the reasons if the targets were not achieved or the decisions were not implemented The Company's Ordinary General Assembly Meeting for the 2024 financial year was held at the Company's headquarters on September 15, 2025. A meeting quorum was established with the representation of 321,382,906 shares, and all resolutions were adopted by open voting. There are no outstanding targets set in previous periods or related general assembly decisions that have not been implemented. 4.9. Information regarding the extraordinary general assembly meetings held during the fiscal period all their Class A and Class B shares, representing 65.41% of the Company's share capital, to Kaspi. Following this change of control, all privileges attached to the Class A shares automatically ceased, and pursuant to the resolutions adopted at the Extraordinary General Assembly Meeting held on January 31, 2025, all references to share classes were removed from articles of association. At the Extraordinary General

9 Assembly Meeting held on January 31, 2025, a new Board of Directors was elected following the completion of the change of control transaction. The General Assembly reduced the number of Board members from eleven to nine and appointed the new Board members, including the independent Board members, for a two-year term of office. Subsequently, the Board of Directors elected Mikheil Lomtadze as Chairman of the Board and Yuri Didenko as Vice Chairman of the Board. At the Extraordinary General Assembly Meeting held on November 17, 2025, shareholders approved a capital increase of TL 4,171,960,010.85. Of this amount, TL 7,168,458.80 was allocated to the Company's share capital, while the remaining TL 4,164,791,552.05 was recognized as share premium. Accordingly, the Company's nominal share capital increased from TL 65,199,658 to TL 72,368,116.80 (representing a total of 361,840,584 shares). Kaspi exercised its pre-emptive rights and also acquired the shares not subscribed for by the other shareholders, resulting in the acquisition of a total of 35,842,294 newly issued shares. The capital increase was registered with and announced by the Istanbul Trade Registry on December 23, 2025. 4.10. Information regarding donations and contributions made by the Company during the year, as well as expenditures made within the framework of social responsibility projects The Group made donations totaling approximately TRY 6,373,297.55 to various institutions and organizations during the year. 4.11. If the Company is part of a corporate group; legal transactions conducted with the controlling company, a company affiliated with the controlling company, on the direction of the controlling company for the benefit of the controlling company or a company affiliated with it, and all other measures taken or avoided during the previous fiscal year for the benefit of the controlling company or a company affiliated with it None. 4.12. If the company is part of a corporate group; at the time the legal transaction referred in sub-clause 4.11. was made or the measure was taken or avoided, based on the circumstances and conditions known to them at that time, whether an appropriate counter performance was provided in each legal transaction and whether the measure taken or avoided caused the Company any loss, and if the Company suffered any loss, whether it was compensated Not applicable. 5. FINANCIAL CONDITION 5.1. The management body's analysis and assessment of the consolidated financial position and operating results, the extent to which planned activities have been realized, and the Company's position in relation to the strategic objectives set In 2025, order frequency increased by 9.2% on an annual basis, rising from 6.8 orders per customer per year in 2024 to 7.4 in 2025. The total number of orders placed through the Hepsiburada platform reached 87.5 million, marking a 9.5% increase compared to the previous year. At the same time, the average order basket size in 2025 decreased by 4.7% compared to 2024. products offered on the platform reached 419.0 million in 2025, up from 297.5 million in 2024. The program, which offers comprehensive services to sellers. Through various campaigns organized by the Company, it both provided benefits to its customers and supported its merchants in increasing their sales. The share of marketplace sales within total sales volume (GMV) stood at 68.4%.

10 D-Fast, the logistics company operating under the HepsiJet brand, operates in all 81 provinces of Turkey with 4,721 vehicles. As of year-end 2025, we have 10 logistics centers. In 2025, HepsiJet delivered 72.5% of direct sales and Marketplace packages placed through the carried out via HepsiJet. 5.2. Information on the Company's consolidated sales, efficiency, revenue generation capacity, profitability, debt/equity ratio, and other matters that provide insight into the results of the Company's activities during the year, compared to previous years, and forward-looking expectations In 2025, total revenue increased by 13% to TRY 84.6 billion. The total number of orders increased by 9.5% year-on-year to 87.5 million. The financial ratios calculated based on the Group's balance sheet and income statement prepared in TCC PRODUCTIVITY RATES 2025 2025 2024 2024 1 Operating Capital Turnover Rate REVENUE 84,652 (22.74) 74,670 CURRENT ASSETS 29,667 27,297 (78.00) CURRENT LIABILITIES 33,390 28,254 2 Equity Turnover Rate REVENUE 84,652 42.08 74,670 17.18 EQUITY 2,012 4,348 3 Asset Turnover Rate REVENUE 84,652 2.29 74,670 2.18 TOTAL ASSETS 36,947 34,222 PROFITABILITY RATIOS 1 Operating Profitability Ratio OPERATING PROFIT OR LOSS (3,990) (0.05) (1,695) (0.02) REVENUE 84,652 74,670 2 Gross Sales Profitability Ratio GROSS PROFIT OR LOSS FROM SALES 19,846 0.23 18,745 0.25 REVENUE 84,652 74,670 3 Return on Equity Ratio NET PROFIT OR LOSS FOR THE PERIOD (5,699) (2.83) (2,101) (0.48) EQUITY 2,012 4,348 4 Net Profit Ratio NET PROFIT OR LOSS FOR THE PERIOD (5,699) (0.07) (2,101) (0.03) REVENUE 84,652 74,670 LIQUIDITY RATIOS 1 Current Ratio CURRENT ASSETS 29,667 0.89 27,297 0.97 CURRENT LIABILITIES 33,390 28,254 2 Liquidity Ratio CURRENT ASSETS 29,667 0.63 27,297 INVENTORIES 8,729 7,855 0.69 CURRENT LIABILITIES 33,390 28,254 3 Cash Ratio CASH AND CASH EQUIVALENTS 11,308 0.40 8,835 0.42 SECURITIES 2,016 3,121 CURRENT LIABILITIES 33,390 28,254 4 Debt-to-Cash/ Equity Ratio DEBT OR CASH 9,933 4.94 5,852 1.35 EQUITY 2,012 4,348

11 Current Period Previous Period December 31, 2025 December 31, 2024 Revenue 84,652 74,670 Gross Profit 19,846 18,745 Net Profit/Loss for the Period (5,699) (2,101) Within the scope of the Company's strategic priorities for 2025, the Hepsiburada Premium program, along with HepsiPay and HepsiJet which were identified as key assets for boosting customer loyalty in 2025 will serve as the Company's primary points of differentiation. In 2025, the Company aimed to expand the number of non-technology solutions to other retailers as well. Throughout 2025, operations were conducted with a sharp focus on sustainable growth and profitability. 5.3. Determination and management body assessments regarding whether the Company's capital is impaired or whether the Company is insolvent As of December 31, 2025, in the assessment performed, only the statutory legal reserves appropriated from profit were taken into consideration in the calculation of capital impairment in accordance with Article 519 of the TCC; share premiums and other reserves related to share-based payments presented under equity were not included in the calculation. As a result of this assessment, it was determined that the Company's share capital was not impaired and that there was no capital impairment within the scope of Article 376 of the TCC. Although the Group had an operating loss of TRY 3,990 million and accumulated losses of TRY 12,370 million in 2025, it generated TRY 9,732 million of cash flows from operating activities during the same period and had cash and cash equivalents amounting to TRY 11,308 million as of the end of the period. Within the framework of the current business plan, expected cash flows to be generated from operating activities and available credit facilities, management prepared the consolidated financial statements on a going concern basis, based on its assessment that the Group has sufficient financial resources to continue its operations and fulfill its obligations for at least twelve months from the date of approval of the consolidated financial statements. The resolution dated April 30, 2025, numbered 2025/16, taken by the Company's Board of Directors regarding inflation accounting adjustment transactions in accordance with Tax Procedural Law No. 213 and the TCC was submitted to the approval of our shareholders at the Ordinary General Assembly Meeting held on September 15, 2025, and was approved. 5.4. Measures considered to improve the Company's financial structure In 2025, liabilities were financed through cash generated from operations. Liabilities and purchase commitments were funded by existing cash and cash equivalents, cash generated from operations, available funds under current borrowing facilities to the extent provided to the Company, and the main shareholder providing funds to the Company through a capital increase upon Management's request. In line with this, a capital increase amounting to TRY 4,171,960 thousand was approved by the Extraordinary General Assembly on November 17, 2025. Out of this amount, TRY 7,169 thousand was transferred to share capital, and TRY 4,164,791 thousand was transferred to share premium. Nominal share capital increased from TRY 65,200 thousand (325,998,290 shares) to TRY 72,368 thousand (361,840,584 shares), while the nominal value per share was maintained at TRY 0.20. Kaspi exercised its pre-emptive rights and also acquired 6,001,288 ordinary shares that were not exercised by other shareholders, acquiring a total of 35,842,294 ordinary shares. The capital increase was registered with the Istanbul Trade Registry and announced on December 23, 2025. In 2025, focus was placed on improving inventory management and managing marketing expenses effectively and appropriately for target customers. Additionally, operations were continuously evaluated with a focus on profitability, and necessary changes in business models were implemented.

12 In 2025, strategic priorities were developed emphasizing asset differentiation (including logistics services and affordable solutions), customer loyalty, providing third-party payment, lending, and last-mile delivery services, as well as general cost optimization. In addition to monitoring financing opportunities, focus was maintained on improving overall operating performance and liquidity by evaluating different options that may be open to the Company, restructuring plans or strategic options regarding strategic assets, and closely monitoring inventory turnover levels to ensure optimal inventory levels at any given time. Optimal staffing levels required to sustain operations were dynamically reviewed. 5.5. Information regarding the dividend distribution policy, and if no dividend is to be distributed, the reason for this and the proposed use of undistributed profits In 2025, no profit was generated, and no dividend was paid. The provisions of Article 519 of the TCC apply to the statutory reserves to be set aside by the Company. The amount that the Company is required to pay or set aside, such as general expenses and various amortization expenses, and taxes that the Company is required to pay, are deducted from the income determined at the end of the accounting period. The remaining amount, after deducting any losses from previous years, if any, from the net profit for the period shown in the annual balance sheet, is distributed in accordance with the following order and principles: General Legal Reserve a) From the net period profit calculated in this manner, 5% is set aside as general legal reserve each year until it reaches 20% (twenty percent) of the paid-in capital, in accordance with Article 519 of the TCC. First Profit Distribution b) From the remaining amount, after adding any donations made during the year, the first profit with the TCC. After the above deductions are made, the General Assembly has the right to decide on the distribution other than shareholders. Second Profit Distribution c) The General Assembly may decide to distribute the remaining portion of the net period profit, after deducting the amounts specified in paragraphs (a) and (b), either partially or entirely as a second dividend, or to set it aside as a reserve fund in accordance with Article 521 of the TCC at its discretion. General Legal Reserve d) After deducting 5% of the profit to be distributed to shareholders and other persons entitled to participate in profits, 10% of the remaining amount is added to the general statutory reserve fund in accordance with the second paragraph of Article 519 of the TCC. Unless the statutory reserves required under the TCC and the profit share allocated to shareholders in the articles of association or the profit distribution policy have been set aside; no decision may be made to allocate additional reserves, transfer profits to the next year, distribute profits to members of the board of directors, company employees, or persons other than shareholders, nor may profits be distributed to such persons unless the profit share determined for shareholders has been paid in cash. The profit share shall be distributed equally among all existing shares as of the distribution date, without considering the issuance and acquisition dates of such shares.

13 Taking into account the company's financial situation, initiatives, and investments, the amount to be distributed from this profit and how it will be distributed shall be decided by the general assembly. The method and timing of the distribution of the profit decided to be distributed shall be determined by the general assembly upon the proposal of the Board of Directors. The profit distribution decision made by the general meeting in accordance with the provisions of the articles of association cannot be revoked. As of December 31, 2025, there is no distributable profit for the period in accordance with the financial statements prepared in accordance with the TCC, therefore, no profit distribution proposal has been submitted to the general assembly. 6. RISKS AND THE MANAGEMENT ASSESSMENT 6.1. Information regarding the risk management policies the Company will implement against anticipated risks, if any The Group adopts a risk management approach aiming to systematically evaluate various risks, primarily strategic, operational, financial, and legal risks. Operating under the Board of Directors, the Early Detection of Risk Committee undertakes the oversight duty regarding the early identification of risks, their prioritization within the corporate risk framework, and the determination of appropriate actions. The risk management process is conducted in alignment with the Company's objectives and strategies, and is based on analyzing risks according to their probability and impact, determining preventive and mitigating measures, and implementing them in coordination with the relevant units. The Early Detection of Risk Committee regularly reviews priority risks, particularly financial and operational risks, and provides necessary guidance by monitoring the actions taken by Management. Within the scope of the Committee's activities, the Company's risk profile is regularly reviewed and updated in line with key risk indicators, event-driven developments, and regulatory changes. In this context, it is aimed to manage risks effectively and increase risk awareness across the organization by ensuring coordination with the relevant business units. The evaluations and proposals prepared by Management are presented to the Board of Directors' Early Detection of Risk Committee through periodic reports, and the implementation status of the decisions taken and action plans is regularly monitored. Furthermore, developments regarding critical risk areas are brought to the agenda through extraordinary meetings when necessary, and rapid action mechanisms are put into effect. 6.2. Information regarding the activities and reports of the risk identification and management committee, if established Risk Committee, consisting of three members of the Board of Directors, two of whom are independent members, was established in 2021 to be responsible for this matter. As of January 1, 2025, it was decided that the Risk Committee would function as the Early Detection of Risk Committee and, within this scope, meet 6 times a year. The Charter of the Risk Committee contains detailed information regarding the responsibilities and working principles of the members of the Early Detection of Risk Committee. The Early Detection of Risk Committee is responsible for the early detection of risks that threaten the existence, development, and continuity of the Company. It reviews the Company's risk management policies at least once a year. 6.3. Forward-looking risks related to sales, efficiency, revenue generation capacity, profitability, debt-to-equity ratio, and similar matters In 2025, inflationary price increases affecting inventory costs, personnel expenses, shipping costs, and other operating expenses increased the Company's cash requirements. Additionally, the high inflation environment in Turkey may lead to a slowdown in customer demand and consequently a decline in Gross Merchandise Value compared to targets which could prompt higher customer discounts to stimulate demand, potentially leading to lower Gross Profit. As a result, additional financing from non-

14 operational sources may be required to meet working capital needs. It may also be possible to evaluate inorganic growth opportunities to expand operations. Such acquisitions could result in additional cash requirements and financing needs. Furthermore, carrying credit risk from related parties in connection with consumer financing solutions means that increasing exposure to risk as financial services expand could impact the value of financial assets. Current economic conditions and market environments may limit the ability to borrow in terms of amounts or acceptable conditions that might be necessary to support funding needs or cash flows, even if to a small extent. Additional debt will lead to an increase in financial expenses. Alongside pursuing alternative financing opportunities, different options, plans, or strategic alternatives regarding business lines may be evaluated and necessary changes implemented. In addition, focus has been placed on improving overall operational performance and liquidity by enhancing inventory management and renegotiating more favorable payment terms with suppliers. Optimal staffing levels required to sustain operations are dynamically reviewed. 7. OTHER MATTERS At the Extraordinary General Assembly Meeting held on August 14, 2026, shareholders approved a total cash injection of TRY 9,321,419,250.00. Of this amount, TRY 14,285,700.00 was allocated to the Company's share capital, while the remaining TRY 9,307,133,550.00 was recognized as emission premium. Accordingly, the Company's nominal share capital increased from TRY 72,368,116.80 to TRY 86,653,816.80 (representing an increase to a total amount of a 433,269,084 shares), while the nominal value per share remained unchanged at TRY registered with the Istanbul Trade Registry on September 7, 2026 and announced at the Turkish Trade Registry Gazette on September 8, 2026. 8. CONCLUSION OF THE AFFILIATION REPORT The commercial and legal transactions carried out by our Company with the controlling Company and the companies directly or indirectly affiliated with the controlling Company were conducted in accordance with market conditions and the arm's length principle. In this context, all transactions executed and all measures taken or omitted upon the direction of the controlling Company or its affiliated companies were evaluated, and considering the balance between the overall interests of the Group and the rights of our Company, it was concluded that there are no transactions or actions of a nature that would cause any damage to the detriment of our Company.